July 17, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (212) 375-2302*

Ms. Nora J. Dahlman, Esq.
Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005

**Re:    ACA Capital Holdings, Inc.**
**Amendment No. 1 to Registration Statement on Form S-1**
**June 29, 2006**
**File No. 333-133949**

Dear Ms. Dahlman:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We noticed you have not filed some of your exhibits, including the legality opinion of Fried Frank; please file all outstanding exhibits with your next amendment so the staff has time to review them.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-24

2003 Financial Statement Restatement, page F-25

2.      In your response to comment 15 of our letter dated June 7, 2006, you state that you provided the required disclosures of paragraphs 36 and 37 of APB 20 in your audited financial statements for 2004. Given that this Form S-1 is your initial public filing and your audited financial statements for 2004 were not previously filed, please revise to provide the required disclosures in accordance with paragraphs 36 and 37 of APB 20.

Derivative Contracts, page F-26

3.      We note your response to comment 16 of our letter dated June 7, 2006. With respect to the three newly designated cash flow hedges at July 1, 2005, and subsequent interest rate swaps designated as cash flow hedges, please clarify how they meet the requirements of paragraphs 28 and 29 of SFAS 133.

Losses and Loss Adjustment Expenses, page F-28

4.      We note your response to our comment 21 of our letter date June 7, 2006. Please tell us the difference in your case specific reserves between using the risk free rate used and the yield on your investment portfolio.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,


Christian Windsor
Special Counsel

cc:    Valerie Ford Jacob, Esq.
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004